                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3
                    Under the Securities Exchange Act of 1934

                   Consolidated Capital of North America, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    208892208
                                 (CUSIP Number)


              Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
           212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                JANUARY 11, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

================================
CUSIP No. 208892208

================================

-------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       Stone Pine Colorado, LLC
-------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [ ]
-------------------------------------------------------------------------------
3                      SEC USE ONLY

-------------------------------------------------------------------------------
4                      SOURCE OF FUNDS (see instructions)
                          OO
-------------------------------------------------------------------------------
5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       Not Applicable
-------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OR ORGANIZATION
                       Colorado
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              7                SOLE VOTING POWER
                                                   8,110,503
         NUMBER OF            -------------------------------------------------
          SHARES              8                SHARED VOTING POWER
        BENEFICIALLY                                  -0-
         OWNED BY             -------------------------------------------------
           EACH               9                SOLE DISPOSITIVE POWER
         REPORTING                                  6,549,367
          PERSON              -------------------------------------------------
           WITH               10               SHARED DISPOSITIVE POWER
                                                      -0-
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON  8,110,503
-------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES (See Instructions)     []
-------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         16.00%
------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


================================
CUSIP No. 208892208

================================

-------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       Stone Pine Capital, LLC
-------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [ ]
-------------------------------------------------------------------------------
3                      SEC USE ONLY

-------------------------------------------------------------------------------
4                      SOURCE OF FUNDS (see instructions)
                          OO
-------------------------------------------------------------------------------
5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       Not Applicable
-------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OR ORGANIZATION
                       Colorado
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                           7                SOLE VOTING POWER
         NUMBER OF                               33,333
          SHARES          -------------------------------------------------
        BENEFICIALLY       8                SHARED VOTING POWER
         OWNED BY                             8,110,503
           EACH            -------------------------------------------------
         REPORTING         9                SOLE DISPOSITIVE POWER
          PERSON                                 33,333
           WITH            -------------------------------------------------
                           10              SHARED DISPOSITIVE POWER
                                                6,549,367
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON  8,143,836
-------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES (See Instructions)     []
-------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         16.06%
-------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


================================
CUSIP No. 208892208

================================

-------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       Paul  Bagley
-------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [ ]
-------------------------------------------------------------------------------
3                      SEC USE ONLY

-------------------------------------------------------------------------------
4                      SOURCE OF FUNDS (see instructions)
                          OO
-------------------------------------------------------------------------------
5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       Not Applicable
-------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OR ORGANIZATION
                       U.S.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         NUMBER OF            7                SOLE VOTING POWER
          SHARES                                    5,633,408
                              -------------------------------------------------
        BENEFICAILLY          8                SHARED VOTING POWER
         OWNED BY                                    9,074,502
                              -------------------------------------------------
           EACH               9                SOLE DISPOSITIVE POWER
         REPORTING                                   5,633,408
                              ------------------------------------------------
          PERSON             10               SHARED DISPOSITIVE POWER
           WITH                                      7,513,366
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON  14,712,910
-------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES (See Instructions)     []
-------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                         27.14%
-------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D



================================
CUSIP No. 208892208

================================

-------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       Stone Pine Atlantic, LLC
-------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [ ]
-------------------------------------------------------------------------------
3                      SEC USE ONLY

-------------------------------------------------------------------------------
4                      SOURCE OF FUNDS (see instructions)
                          OO
-------------------------------------------------------------------------------
5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       Not Applicable
-------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OR ORGANIZATION
                       Colorado
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         NUMBER OF            7                SOLE VOTING POWER
          SHARES                                       -0-
                              -------------------------------------------------
        BENEFICIALLY          8                SHARED VOTING POWER
         OWNED BY                                    8,110,503
                              -------------------------------------------------
           EACH               9                SOLE DISPOSITIVE POWER
         REPORTING                                     -0-
                              ------------------------------------------------
          PERSON             10               SHARED DISPOSITIVE POWER
           WITH                                      6,549,367
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON  8,110,503
-------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES (See Instructions)     []
-------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                         16.00%
-------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON         00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D



================================
CUSIP No. 208892208

================================

-------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       W. Duke DeGrassi
-------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [ ]
-------------------------------------------------------------------------------
3                      SEC USE ONLY

-------------------------------------------------------------------------------
4                      SOURCE OF FUNDS (see instructions)
                          OO
-------------------------------------------------------------------------------
5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       Not Applicable
-------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OR ORGANIZATION
                       U.S.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         NUMBER OF            7                SOLE VOTING POWER
          SHARES                                       -0-
                              -------------------------------------------------
        BENEFICIALLY          8                SHARED VOTING POWER
         OWNED BY                                    8,110,503
                              -------------------------------------------------
           EACH               9                SOLE DISPOSITIVE POWER
         REPORTING                                     -0-
                              ------------------------------------------------
          PERSON             10               SHARED DISPOSITIVE POWER
           WITH                                      6,549,367
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON  8,110,503
-------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES (See Instructions)     []
-------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                         16.00%
-------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D



================================
CUSIP No. 208892208

================================

-------------------------------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       Thompson H. Rogers
-------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (a) [X]
                       (b) [ ]
-------------------------------------------------------------------------------
3                      SEC USE ONLY

-------------------------------------------------------------------------------
4                      SOURCE OF FUNDS (see instructions)
                          OO
-------------------------------------------------------------------------------
5                      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       Not Applicable
-------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OR ORGANIZATION
                       U.S.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              7                SOLE VOTING POWER
         NUMBER OF                                   80,000
          SHARES              -------------------------------------------------
        BENEFICIALLY           8                SHARED VOTING POWER
         OWNED BY                                  9,074,502
           EACH               -------------------------------------------------
         REPORTING             9                SOLE DISPOSITIVE POWER
          PERSON                                      80,000
           WITH               -------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                     7,513,366
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON  9,154,502
-------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES (See Instructions)     []
-------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                         17.78%
-------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON         IN
-------------------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Schedule 13D filed by Stone Pine Colorado, LLC ("SP Colorado"), Stone Pine Capital, LLC ("SP Capital"), Paul Bagley, Stone Pine Atlantic Equities, LLC ("SPA Equities"), W. Duke DeGrassi and Thompson H. Rogers with respect to the shares of common stock, par value $.0001 per share of Consolidated Capital North America, Inc. (the "Company"), reported therein.

Item 3         Source and Amount of Funds or Other Consideration.

               Item 3 is hereby amended and supplemented to add the following information:

               See Item 5(c).

Item 5         Interest in Securities of the Company.

               Item 5 is hereby amended and supplemented to add the following information:

               (a) (b) Taking into effect the transactions reported in Item 5(c) below, the number and percentage of the class of the Company's Common Shares beneficially owned by each Reporting Person as of January 18, 1999, based on 50,388,650 outstanding Common Shares as of such date, is as follows:

               (i) Stone Pine Colorado, LLC is the beneficial owner of 8,110,503 Common Shares (16.00%) consisting of (1) 6,231,867 Common Shares directly owned by SP Colorado (the "SP Colorado Common Shares"), (2) 1,561,136 Common Shares which SP Colorado has voting control pursuant to a proxy granted to SP Colorado (the "Proxy Shares") and (3) 317,500 Series B Preferred Shares directly owned by SP Colorado, which are convertible into 317,500 Common Shares of the Company (the "SP Colorado Preferred Shares").

               (ii) Stone Pine Capital, LLC directly owns 33,333 Common Shares (the "SP Capital Shares") and as a member of SP Colorado shares the right to vote the Proxy Shares and vote and dispose or direct the disposition of the SP Colorado Common Shares and the SP Colorado Preferred Shares. SP Capital may be deemed to be the beneficial owner of the (1) 6,231,867 SP Colorado Common Shares, (2) 1,561,136 Proxy Shares and (3) 317,500 SP Colorado Preferred Shares which together with the 33,333 SP Capital Common Shares amount to 8,143,836 Common Shares of the Company (16.06%).

               (iii) Stone Pine Atlantic Equities, LLC as a member of SP Colorado shares the right to vote the Proxy Shares and vote and dispose or direct the disposition of the SP Colorado Common Shares and the SP Colorado Preferred Shares. SPA Equities may be deemed to be the beneficial owner of the (1) 6,231,867 SP Colorado Common Shares, (2) 1,561,136 Proxy Shares and (3) 317,500 SP Colorado Preferred Shares, which together amount to 8,110,503 Common Shares of the Company (16.00%).

               (iv) Thompson H. Rogers directly owns 30,000 Common Shares and options to purchase 50,000 Common Shares (collectively, the "Rogers Common Shares") with respect to which Mr. Rogers has sole voting and dispositive power. Mr. Rogers is: (1) a member of SP Colorado; (2) a member of ERB Acquisition Group, LLC ("ERB") which owns 110,000 Common Shares and 384,000 Series B Preferred Shares which are convertible into 384,000 Common Shares of the Company (together, the "ERB Shares"); (3) a member of Stone Pine Financial Group, LLC ("SP Financial") which owns 76,666 Common Shares and 360,000 Series A Preferred Shares which are convertible into 360,000 Common Shares of the Company (together, the "SP Financial Shares"); and (4) a member of SP Capital. Mr. Rogers shares the right to vote and dispose or direct the disposition of the shares owned by SPC, ERB, SP Financial and SP Capital. Mr. Rogers also shares the right to vote the Proxy Shares. Mr. Rogers may be deemed to be the beneficial owner of the (1) 6,231,867 SP Colorado Common Shares, (ii) 1,561,136 Proxy Shares,
                       (iii) 317,500 SP Colorado Preferred Shares, (iv) 494,000 ERB Shares, (v) 436,666 SP Financial Shares and (vi) 33,333 SP Capital Shares, which together with the 80,000 Rogers Common Shares amount to 9,154,502 Common Shares of the Company (17.78%).

               (v) W. Duke DeGrassi as the voting person for SPA Equities shares the right to vote the Proxy Shares and shares the right to vote and dispose or direct the disposition of the SP Colorado Common Shares and the SP Colorado Preferred Shares. Mr. DeGrassi may be deemed to be the beneficial owner of the (i) 6,231,867 SP Colorado Common Shares, (ii) 1,561,136 Proxy Shares and (iii) 317,500 SP Colorado Preferred Shares, which together amount to 8,110,503 Common Shares of the Company (16.00%).

               (vi) Paul Bagley directly owns 1,533,834 Common Shares (the "Bagley Shares") and Mr. Bagley's spouse owns 5,000 Common Shares (the "Indirect Shares"). Mr. Bagley also holds a convertible note of the Company which is convertible into 1,750,000 Common Shares of the Company (the "Bagley Conversion Shares"). Mr. Bagley has sole voting and dispositive power with respect to the Bagley Shares and the Bagley Conversion Shares and has no voting or dispositive power with respect to the Indirect Shares. As the voting person for SP Capital, Mr. Bagley shares the right to vote the Proxy Shares and vote and dispose or direct the disposition of the SP Colorado Common Shares, the SP Colorado Preferred Shares and the SP Capital Shares. Mr. Bagley is also a member of (1) ERB; (2) SP Financial; (3) SPIB Management, LLC ("SPIB Management") which owns 128,788 Common Shares and a $75,000 note convertible into 625,000 Common Shares (the "SPIB Management Shares"); and (4) Stone Pine Atlantic, LLC, a company wholly owned by SPIB Management ("SPA"), which owns 214,286 Common Shares and 131,500 Series B Preferred Shares which are convertible into 131,500 Common Shares of the Company and a $250,000 note convertible into 250,000 Common Shares (together, the "SPA Shares"). Mr. Bagley also has voting and dispositive control over Security Income Trust L.P., which owns 1,000,000 Common Shares (the "SIT Shares"). Mr. Bagley shares the right to vote and dispose or direct the disposition of the shares owned by SPC, ERB, SP Financial and SP Capital, and Mr. Bagley has sole voting and dispositive power of the shares owned by SPIB Management, SPA and SIT. Mr. Bagley may be deemed to be the beneficial owner of the (i) 6,231,867 SP Colorado Common Shares, (ii) 1,561,136 Proxy Shares, (iii) 317,500 SP Colorado Preferred Shares, (iv) 494,000 ERB Shares, (v) 436,666 SP Financial Shares, (vi) 33,333 SP Capital Shares, (vii) 595,786 SPA Shares, (viii) 753,788 SPIB Management Shares, and (x) 1,000,000 SIT Shares, which together with the 1,533,834 Bagley Shares, the 5,000 Indirect Shares and the 1,750,000 Bagley Conversion Shares amount to 14,712,910 Common Shares of the Company (27.14%).

               (c)(i) In January 12, 1999, the Company issued to Security Income Trust, L.P. ("SIT") 1,000,000 Company Common Shares in consideration of a loan made by SIT on January 12, 1999 to the Company.

               (ii) On December 7, 1998, SPIB Management acquired a $75,000 Convertible Note of the Company that is convertible into 625,000 Company Common Shares. On December 24, 1998, the Company issued to SPIB Management 95,455 Company Common Shares in consideration of the loan made by SPIB Management.

               (iii) On October 30, 1998, SP Colorado distributed 250,000 Company Common Shares to a non-voting owner, who subsequently transferred them to an unaffiliated third party.

               (iv) On March 3, 1998, SP Atlantic acquired a $250,000 Convertible Note of the Company that is convertible, at the option of the holder, into 250,000 Company Common Shares. On March 25, 1998, the Company issued to SP Atlantic 214,286 Company Common Shares in consideration of a loan made by SP Atlantic.

               (d), (e) Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Item 6 is hereby amended and supplemented to add the following information:

               See Item 5.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1999                STONE PINE COLORADO, LLC



                                       By: /s/ Paul Bagley
                                           -------------------------------------
                                           Name:  Paul Bagley
                                           Title: Manager, Chairman of the
                                                  Board and Chief Executive
                                                  Officer

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1999                STONE PINE CAPITAL, LLC



                                       By: /s/ Paul Bagley
                                           -------------------------------------
                                           Name:  Paul Bagley
                                           Title: Manager

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1999                /s/ Paul Bagley
                                       -----------------------------------------
                                       Paul Bagley

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1999                STONE PINE ATLANTIC EQUITIES, LLC



                                       By: /s/ Paul Bagley
                                           -------------------------------------
                                           Name:  Paul Bagley
                                           Title: Manager

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1999                /s/ W. Duke DeGrassi
                                       -----------------------------------------
                                       W. Duke DeGrassi

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1999                /s/ Thompson H. Rogers
                                       -----------------------------------------
                                       Thompson H. Rogers